Auryn Resources Commences Drilling at Committee Bay and
Exploration at the Gibson MacQuoid Greenstone Belt

Vancouver, British Columbia – June 13th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF, “Auryn” or the “Company”) is pleased to announce it has initiated its summer exploration drill program on the Committee Bay gold project. At Gibson MacQuoid, we will conduct a belt wide till sampling program and drone imagery survey across the project.

Executive Chairman and Director, Ivan Bebek stated, “our technical team has demonstrated they are second to none with the quality, intensity and quantity of discovery opportunities they are undertaking on Committee Bay and across our entire portfolio this year. Our portfolio of projects becomes live today with drilling for the potential discovery of multiple high-grade gold deposits in Canada as well in Peru.”

The 14 week summer exploration program at Committee Bay is focused on making new discoveries through the drilling of 12 to 14 high priority targets within five structural corridors across the belt (see Figure 1). These structural corridors were defined by Auryn’s comprehensive regional till sampling programs conducted in 2015 and 2016. The 2017 program will consist of 25,000 meters of rotary air blast (“RAB”) drilling that will be supported by detailed surface work to define exact drill hole locations. This work will include:

  3,450 line-kilometers of ground magnetics to further define target structures;
  19,000 till samples to be analyzed by portable x-ray fluorescence units to define chemically favourable positions on target structures; and,
  2,700 line-kilometers of boulder mapping to define source areas of gold-in-till anomalies.

In addition, this summer’s program at Committee Bay will include 2,000 regional till samples to complete our geochemical targeting from across the entire 300 km long greenstone belt.

At the Gibson MacQuoid gold project, located between the Meliadine and Meadowbank-Amaruq deposits. Auryn will follow the same proven exploration methodologies undertaken at Committee Bay. Auryn will to conduct a regional geochemical survey consisting of 5,500 till samples and acquire high-resolution drone imagery across the belt. The objective of the program will be to generate robust drill-ready targets in anticipation of a summer 2018 campaign. Auryn views the Gibson MacQuoid as an under-explored greenstone belt with excellent potential, where limited historical reconnaissance work has returned multi-gram gold rock samples in both the western and northern regions of the belt (see Figure 2).

Michael Henrichsen, C.O.O. and Chief Geologist, commented “Auryn’s technical team has done a tremendous job delineating the most robust gold targets from across the Committee Bay project. Our summer program represents an excellent opportunity for Auryn to deliver on our ambition to make multiple new discoveries as we drill test our highest priority targets from across the belt.”

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

Committee Bay: 2017 Work Program

AURYN RESOURCES

Work Plan Timeline (week of month)
June
July
August
Sep
1 2 3 4 1 2 3 4 1 2 3 4 5 1
RAB Drilling
Surface Work Pre-drilling
Drone & Regional Tills
Program Metrics:
• 25,000m RAB drilling
- Four Hills & Anuri corridor: 29%
- Three Bluffs corridor: 56%
- Inuk corridor: 15%
• 19,050 pXRF till samples
• 2,700 line-km boulder mapping
• 3,430 line-km ground magnetics
• 2,000 CN44 regional till samples
Inuk corridor
Koffy
Tuugaalik & Mist
Three Bluffs corridor
Aarluk
Kannsak
Castle Rock
Ridge
Kalulik
Three Bluffs deposit
Four Hills & Anuri corridor
Ziggy
Four Hills
Anuri Lakes
Quartzite Ridge
West Plains
40 km
Legend
2017 Work Program
Target Areas
Drone and Regional Tills
Au CN 44
75th pct
95th pct
98th pct

Figure 1: Illustrates the position of high priority drill targets across the Committee Bay gold project that are the focus of the Auryn’s 25,000 meter RAB drill campaign.

Gibson MacQuoid - Major Magnetic Signature

Amaruq
Meadowbank
Baker Lake
4 rock reconnaissance samples: 0.75g/t Au, 12.9g/t Au, 7.68g/t Au and 1.11g/t Au
2 rock samples collected in 5 days work – 1 sample returned 2.2g/t Au in IF
Gibson MacQuoid Gold Project
329,000 ha Land Position
Meliadine
Rankin Inlet
Chesterfield Inlet
Hudson Bay
Whale Cove
100 km
Legend
Auryn Prospecting Permit
Major Magnetic Signature
Other Gold Deposits
Magnetic Intensity
Low
High

- Strong magnetic signature consistent with known deposits on the eastern Arctic
- Systematic belt scale till sampling will be effective in defining potential mineralized systems

Figure 2: Illustrates the position of the Gibson MacQuoid greenstone belt between the Meliadine and Meadowbank-Amaruq deposits in the eastern Arctic.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold project’s located in Nunavut, the Homestake

Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.